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                     August 11, 2023

       Konstantinos Galanakis
       Chief Executive Officer and Chief Financial Officer
       Elvictor Group, Inc.
       Vassileos Constantinou 79
       Vari, Attiki, Greece 16672

                                                        Re: Elvictor Group,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 000-56508

       Dear Konstantinos Galanakis:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services